SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Bishop Capital Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

09141T 10 7

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D
CUSIP No. 09141T 10 7	Page 2 of 7 Pages

1.	Names of Reporting Persons. Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 51,416

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 51,416

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
51,416

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.7%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 09141T 10 7	Page 3 of 7 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only).
11-2627501

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 200

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
200

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No. 09141T 10 7	Page 4 of 7 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only).
65-1191184

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 3,500

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 3,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,500

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No. 09141T 10 7	Page 5 of 7 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).
11-2474002

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 47,716

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 47,716

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
47,716

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.3%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 09141T 10 7	Page 6 of 7 Pages

                 This Statement on Schedule 13D Amendment No. 1, dated June 23, 2004 (this "Amendment No. 1"), is being filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated, a New York corporation ("ROBT"), Robotti & Company, LLC, a New York limited liability corporation ("Robotti & Company"), and The Ravenswood Investment Company, L.P., a New York limited partnership ("RIC" together with Robotti, ROBT and Robotti & Company, the "Reporting Persons").

                This Amendment No.1 amends the Statement on Schedule 13D with respect to the Common Stock, $0.01 par value per share, of Bishop Capital Corporation (the "Bishop Capital" or the "Issuer") filed on May 28, 2004 with the Securities and Exchange Commission as specifically set forth herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

                (i) On June 17, 2004, RIC sent a letter to Bishop Capital, attached as Exhibit 4 hereto and incorporated by reference herein, in which RIC, inter alia, reiterated its proposal to acquire Bishop Capital for $1,121,277.50, subject to the terms and conditions set forth therein.

                (ii) On June 17, 2004, RIC also sent a letter to Bishop Capital, attached as Exhibit 5 here to and incorporated by reference herein, notifying Bishop Capital that it may solicit Bishop Capital's shareholders with respect to the Special Meeting of Shareholders of Bishop Capital (the "Special Meeting") contemplated by Schedule 14A Preliminary Proxy Statement Amendment No.4 filed by Bishop Capital on June 15, 2004, with the Securities and Exchange Commission or communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at such Special Meeting.  In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act of 1934, to receive records and documents of Bishop Capital relating to record and beneficial holders of the Bishop Capital common stock.

Item 7.	Materials To Be Filed As Exhibits

Item 7 is hereby amended to add the following:

(4)

Letter sent June 17, 2004 from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital.

(5)

Letter sent June 17, 2004 from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's possible solicitation of or communication with shareholders and its demand pursuant to Rule 14a-7.

Schedule 13D
CUSIP No. 09141T 10 7	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 23, 2004

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti

Robotti & Company, LLC

		By	Robotti & Company, Incorporated

Parent Holding Company of
Robotti & Company, LLC

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: President and Treasurer of
Robotti & Company, Incorporated

The Ravenswood Investment Company, L.P.

		By:	Ravenswood Management Company, L.L.C.

General Partner of
The Ravenswood Investment Company, L.P.

		By:	/s/ Robert E. Robotti

Robert E. Robotti
Title: Managing Member of
Ravenswood Management Company, L.L.C.